EXHIBIT 99.1

Colliers Reports Second Quarter Results

High value recurring revenues continue to scale

Maintains full year financial outlook

Second quarter and year to date operating highlights:

	Three months ended		Six months ended
	June 30		June 30
(in millions of US$, except EPS)	2023	2022	2023	2022

Revenues	$1,078.0	$1,127.8	$2,043.9	$2,128.8
Adjusted EBITDA (note 1)	147.1	161.3	251.7	282.8
Adjusted EPS (note 2)	1.31	1.84	2.16	3.28

GAAP operating earnings	75.3	103.9	97.4	144.7
GAAP diluted net earnings (loss) per share	(0.16)	0.67	(0.61)	0.26

TORONTO, Aug. 02, 2023 (GLOBE NEWSWIRE) -- Colliers International Group Inc. (NASDAQ and TSX: CIGI) (“Colliers” or the “Company”) today announced operating and financial results for the second quarter ended June 30, 2023. All amounts are in US dollars.

For the quarter ended June 30, 2023, revenues were $1.08 billion, down 4% (4% in local currency) and adjusted EBITDA (note 1) was $147.1 million, down 9% (8% in local currency). Adjusted EPS (note 2) was $1.31, relative to $1.84 in the prior year quarter and was primarily impacted by higher interest expense. Second quarter adjusted EPS would have been approximately $0.01 higher excluding foreign exchange impacts. The GAAP operating earnings were $75.3 million as compared to $103.9 million in the prior year quarter. The GAAP diluted net loss per share was $0.16 versus earnings of $0.67 in the prior year quarter primarily due to lower operating earnings and higher interest expense. The second quarter GAAP diluted net loss per share would have been approximately $0.01 lower excluding changes in foreign exchange rates.

For the six months ended June 30, 2023, revenues were $2.04 billion, down 4% (3% in local currency), adjusted EBITDA (note 1) was $251.7 million, down 11% (11% in local currency) and adjusted EPS (note 2) was $2.16, relative to $3.28 in the prior year period. Six months ended June 30, 2023 adjusted EPS would have been approximately $0.01 higher excluding foreign exchange impacts. The GAAP operating earnings were $97.4 million as compared to $144.7 million in the prior year period. The GAAP diluted net loss per share was $0.61 as compared to earnings per share of $0.26 in the prior year period. Six months ended June 30, 2023 GAAP diluted net loss per share would have been approximately $0.01 lower excluding changes in foreign exchange rates.

“During the second quarter, Colliers’ recurring revenues continued to grow, accounting for 65% of Adjusted EBITDA. Having significant recurring revenues highlights our balanced and resilient business model, enables us to withstand market fluctuations and sets us apart from the others. While Investment Management and Outsourcing & Advisory experienced robust growth during the quarter with revenues up 58% and 10%, respectively, Capital Markets and, to a lesser extent, Leasing declined compared to the prior year’s record revenue levels. Lower transaction volumes were caused by rising interest rates, challenging debt availability and continued price discovery, which we expect will rebound once market conditions stabilize. Since most of our business is performing well, we are maintaining our financial outlook for the year,” said Jay S. Hennick, Chairman & CEO of Colliers.

“In the quarter, Colliers continued to complete strategic investments across the board, adding Engineering and Project Management companies in the US, Australia and New Zealand. Since 2015, Colliers has transformed into a highly diversified and global professional services company with significant recurring revenue streams and a proven record of creating value for shareholders,” he concluded.

About Colliers
Colliers (NASDAQ, TSX: CIGI) is a leading diversified professional services and investment management company. With operations in 66 countries, our 18,000 enterprising professionals work collaboratively to provide expert real estate and investment advice to clients. For more than 28 years, our experienced leadership with significant inside ownership has delivered compound annual investment returns of approximately 20% for shareholders. With annual revenues of $4.5 billion and $99 billion of assets under management, Colliers maximizes the potential of property and real assets to accelerate the success of our clients, our investors and our people. Learn more at corporate.colliers.com, Twitter @Colliers or LinkedIn.

Consolidated Revenues by Line of Service

	Three months ended June 30		Change in US$	Change in LC	Six months ended June 30		Change in US$	Change in LC
(in thousands of US$)
(LC = local currency)	2023	2022	%	%	2023	2022	%	%

Outsourcing & Advisory	$519,578	$475,865	9%	10%	$974,508	$890,410	9%	11%
Investment Management (1)	118,860	75,127	58%	58%	239,606	161,504	48%	48%
Leasing	256,684	277,396	-7%	-7%	495,071	514,668	-4%	-2%
Capital Markets	182,916	299,458	-39%	-38%	334,756	562,176	-40%	-39%
Total revenues	$1,078,038	$1,127,846	-4%	-4%	$2,043,941	$2,128,758	-4%	-3%
(1) Investment Management local currency revenues, excluding pass-through carried interest, were up 62% and 78% for the three and six months ended June 30, 2023, respectively.

For the second quarter, consolidated revenues decreased 4% on a local currency basis. Investment Management and Outsourcing & Advisory generated robust growth. Capital Markets and, to a lesser extent, Leasing declined as expected relative to the prior year’s record levels, consistent with the overall market. Consolidated internal revenues measured in local currencies declined 10% (note 3) versus the prior year quarter.

For the six months ended June 30, 2023, consolidated revenues decreased 3% on a local currency basis. Investment Management and Outsourcing & Advisory were up strongly while Capital Markets and, to a lesser extent, Leasing declined in line with overall market conditions. Consolidated internal revenues measured in local currencies were down 10% (note 3).

Segmented Second Quarter Results
Revenues in the Americas region totalled $631.3 million down 15% (14% in local currency) versus $740.7 million in the comparative prior year quarter. The decline was attributable to lower Capital Markets activity and, to a lesser extent, Leasing relative to a record prior year quarter. Outsourcing & Advisory revenues were up, led by Engineering & Design and Project Management. Adjusted EBITDA was $69.6 million, down 31% (31% in local currency) relative to the prior year quarter, which was favourably impacted by an $11.7 million gain on the termination of a lease. GAAP operating earnings were $46.5 million, relative to $81.1 million in the prior year quarter.

Revenues in the EMEA region totalled $173.8 million, up 3% (1% in local currency) compared to $169.3 million in the prior year quarter on higher Outsourcing & Advisory revenues (including recent acquisitions), while Capital Markets and Leasing declined, consistent with market conditions in the region. Adjusted EBITDA was $6.3 million compared to $14.4 million in the prior year quarter, attributable to the reduction in higher-margin transactional revenues. The GAAP operating loss was $5.1 million compared to earnings of $4.2 million in the prior year quarter.

Revenues in the Asia Pacific region totalled $153.9 million compared to $142.6 million in the prior year quarter, up 8% (14% in local currency), with growth in Leasing and Outsourcing & Advisory (including recent acquisitions) more than offsetting a modest decline in Capital Markets. Adjusted EBITDA was $23.0 million, up 18% (24% in local currency) primarily on changes in service mix. GAAP operating earnings were $19.6 million, versus $17.6 million in the prior year quarter.

Investment Management revenues were $118.9 million compared to $75.1 million in the prior year quarter, up 58% (58% in local currency). Passthrough revenue (from historical carried interest) was nil versus $1.9 million in the prior year quarter. Excluding the impact of carried interest, revenue was up 62% (62% in local currency) driven by both acquisitions and management fee growth from increased assets under management (“AUM”). Adjusted EBITDA was $50.0 million, up 71% (71% in local currency) over the prior year quarter. GAAP operating earnings were $26.4 million in the quarter, versus $19.2 million in the prior year quarter. AUM were $99.0 billion as of June 30, 2023 compared to $97.7 billion as of December 31, 2022.

Unallocated global corporate costs as reported in Adjusted EBITDA were $1.9 million in the second quarter, relative to $3.4 million in the prior year quarter. The corporate GAAP operating loss for the quarter was $12.1 million relative to $18.2 million in the second quarter of 2022.

Outlook for 2023
The Company is maintaining the outlook previously provided in May 2023. Lower Capital Markets and Leasing transaction volumes are expected to persist for the remainder of the year. Robust growth (including the impact of recent acquisitions) is expected to continue in the Company’s high value recurring service lines, Investment Management and Outsourcing & Advisory. The Company expects higher Adjusted EBITDA margins in 2023 due to the change in service mix (greater proportion of earnings coming from higher-margin Investment Management) offset in part by lower Capital Markets margins, net of cost control measures across the Company. Adjusted EPS growth is expected to continue to be impacted by increased interest expense as well as a larger proportion of earnings growth generated from non-wholly owned operations.

The outlook for 2023, including the impact of acquisitions completed in 2022 and to the present date in 2023, is as follows:

Measure	2022	Outlook for 2023
Revenue	$4.5 billion	$4.4 billion - $4.6 billion
AEBITDA	$630.5 million	$670 million - $720 million
AEPS	$6.99	$6.70 - $7.50

The financial outlook is based on the Company’s best available information as of the date of this press release, and remains subject to change based on numerous macroeconomic, health, social, geopolitical and related factors.

Conference Call
Colliers will be holding a conference call on Wednesday, August 2, 2023 at 11:00 a.m. Eastern Time to discuss the quarter’s results. The call, as well as a supplemental slide presentation, will be simultaneously web cast and can be accessed live or after the call at corporate.colliers.com in the Events section.

Forward-looking Statements
This press release includes or may include forward-looking statements. Forward-looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: economic conditions, especially as they relate to commercial and consumer credit conditions and consumer spending, particularly in regions where our business may be concentrated; commercial real estate and real asset values, vacancy rates and general conditions of financial liquidity for real estate transactions; trends in pricing and risk assumption for commercial real estate services; the effect of significant movements in average capitalization rates across different asset types; a reduction by companies in their reliance on outsourcing for their commercial real estate needs, which would affect revenues and operating performance; competition in the markets served by the Company; the ability to attract new clients and to retain major clients and renew related contracts; the ability to retain and incentivize employees; increases in wage and benefit costs; the effects of changes in interest rates on the cost of borrowing; unexpected increases in operating costs, such as insurance, workers’ compensation and health care; changes in the frequency or severity of insurance incidents relative to historical experience; the effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian dollar, Euro, Australian dollar and UK pound sterling denominated revenues and expenses; the impact of pandemics on client demand for the Company’s services, the ability of the Company to deliver its services and the health and productivity of its employees; the impact of global climate change; the impact of political events including elections, referenda, trade policy changes, immigration policy changes, hostilities, war and terrorism on the Company’s operations; the ability to identify and make acquisitions at reasonable prices and successfully integrate acquired operations; the ability to execute on, and adapt to, information technology strategies and trends; the ability to comply with laws and regulations related to our global operations, including real estate investment management and mortgage banking licensure, labour and employment laws and regulations, as well as the anti-corruption laws and trade sanctions; and changes in government laws and policies at the federal, state/provincial or local level that may adversely impact the business.

Additional information and risk factors are identified in the Company’s other periodic filings with Canadian and US securities regulators (which factors are adopted herein and a copy of which can be obtained at www.sedar.com). Forward looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Summary financial information is provided in this press release. This press release should be read in conjunction with the Company's consolidated financial statements and MD&A to be made available on SEDAR at www.sedar.com.

This press release does not constitute an offer to sell or a solicitation of an offer to purchase an interest in any fund.

Notes
Non-GAAP Measures

1. Reconciliation of net earnings to adjusted EBITDA

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) loss on disposal of operations; (v) depreciation and amortization, including amortization of mortgage servicing rights (“MSRs”); (vi) gains attributable to MSRs; (vii) acquisition-related items (including contingent acquisition consideration fair value adjustments, contingent acquisition consideration-related compensation expense and transaction costs); (viii) restructuring costs and (ix) stock-based compensation expense. We use Adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present Adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted EBITDA appears below.

	Three months ended		Six months ended
	June 30		June 30
(in thousands of US$)	2023	2022	2023	2022

Net earnings	$35,001	$66,731	$34,094	$88,048
Income tax	16,477	28,610	20,016	44,937
Other income, including equity earnings from non-consolidated investments	(886)	(1,062)	(4,206)	(4,190)
Interest expense, net	24,670	9,571	47,502	15,889
Operating earnings	75,262	103,850	97,406	144,684
Loss on disposal of operations	2,282	950	2,282	27,040
Depreciation and amortization	50,794	44,097	100,286	80,737
Gains attributable to MSRs	(6,052)	(2,526)	(9,087)	(7,823)
Equity earnings from non-consolidated investments	532	906	3,686	4,066
Acquisition-related items	11,668	9,365	38,136	24,448
Restructuring costs	7,038	181	7,781	271
Stock-based compensation expense	5,556	4,490	11,213	9,351
Adjusted EBITDA	$147,080	$161,313	$251,703	$282,774

2. Reconciliation of net earnings and diluted net earnings per common share to adjusted net earnings and adjusted EPS

Adjusted EPS is defined as diluted net earnings per share as calculated under the “if-converted” method, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) loss on disposal of operations; (iii) amortization expense related to intangible assets recognized in connection with acquisitions and MSRs; (iv) gains attributable to MSRs; (v) acquisition-related items; (vi) restructuring costs and (vii) stock-based compensation expense. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share from continuing operations, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted EPS appears below.

Adjusted EPS is calculated using the “if-converted” method of calculating earnings per share in relation to the Convertible Notes, which were issued on May 19, 2020 and fully converted or redeemed by June 1, 2023. As such, the interest (net of tax) on the Convertible Notes is added to the numerator and the additional shares issuable on conversion of the Convertible Notes are added to the denominator of the earnings per share calculation to determine if an assumed conversion is more dilutive than no assumption of conversion. The “if-converted” method is used if the impact of the assumed conversion is dilutive. The “if-converted” method is dilutive for the adjusted EPS calculation for all periods presented.

	Three months ended		Six months ended
	June 30		June 30
(in thousands of US$)	2023	2022	2023	2022

Net earnings	$35,001	$66,731	$34,094	$88,048
Non-controlling interest share of earnings	(13,816)	(11,806)	(24,757)	(20,322)
Interest on Convertible Notes	561	2,300	2,861	4,600
Loss on disposal of operations	2,282	950	2,282	27,040
Amortization of intangible assets	37,330	32,279	74,173	56,870
Gains attributable to MSRs	(6,052)	(2,526)	(9,087)	(7,823)
Acquisition-related items	11,668	9,365	38,136	24,448
Restructuring costs	7,038	181	7,781	271
Stock-based compensation expense	5,556	4,490	11,213	9,351
Income tax on adjustments	(11,845)	(9,891)	(23,193)	(16,310)
Non-controlling interest on adjustments	(5,773)	(4,269)	(10,926)	(7,939)
Adjusted net earnings	$61,950	$87,804	$102,577	$158,234

	Three months ended		Six months ended
	June 30		June 30
(in US$)	2023	2022	2023	2022

Diluted net earnings (loss) per common share(1)	$(0.14)	$0.64	$(0.57)	$0.24
Interest on Convertible Notes, net of tax	0.01	0.04	0.04	0.07
Non-controlling interest redemption increment	0.59	0.51	0.77	1.16
Loss on disposal of operations	0.05	0.02	0.05	0.56
Amortization expense, net of tax	0.49	0.41	0.97	0.71
Gains attributable to MSRs, net of tax	(0.07)	(0.03)	(0.11)	(0.09)
Acquisition-related items	0.19	0.18	0.70	0.45
Restructuring costs, net of tax	0.11	-	0.12	-
Stock-based compensation expense, net of tax	0.08	0.07	0.19	0.18
Adjusted EPS	$1.31	$1.84	$2.16	$3.28

Diluted weighted average shares for Adjusted EPS (thousands)	47,422	47,804	47,442	48,302
(1) Amounts shown reflect the "if-converted" method's dilutive impact on the adjusted EPS calculation for the three months and six months ended June 30, 2023 and 2022, respectively.

3. Reconciliation of net cash flow from operations to free cash flow

Free cash flow is defined as net cash flow from operating activities plus contingent acquisition consideration paid, less purchases of fixed assets, plus cash collections on AR Facility deferred purchase price less distributions to non-controlling interests. We use free cash flow as a measure to evaluate and monitor operating performance as well as our ability to service debt, fund acquisitions and pay of dividends to shareholders. We present free cash flow as a supplemental measure because we believe this measure is a financial metric used by many investors to compare valuation and liquidity measures across companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating free cash flow may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net cash flow from operating activities to free cash flow appears below.

	Three months ended		Six months ended
	June 30		June 30
(in thousands of US$)	2023	2022	2023	2022

Net cash provided by (used in) operating activities	$98,973	$32,399	$(33,595)	$(248,310)
Contingent acquisition consideration paid	2,719	1,257	2,991	60,810
Purchase of fixed assets	(22,179)	(13,581)	(41,062)	(23,416)
Cash collections on AR Facility deferred purchase price	28,539	90,101	59,311	256,429
Distributions paid to non-controlling interests	(40,059)	(26,628)	(51,120)	(41,554)
Free cash flow	$67,993	$83,548	$(63,475)	$3,959

4. Local currency revenue and AEBITDA growth rate and internal revenue growth rate measures

Percentage revenue and AEBITDA variances presented on a local currency basis are calculated by translating the current period results of our non-US dollar denominated operations to US dollars using the foreign currency exchange rates from the periods against which the current period results are being compared. Percentage revenue variances presented on an internal growth basis are calculated assuming no impact from acquired entities in the current and prior periods. Revenue from acquired entities, including any foreign exchange impacts, are treated as acquisition growth until the respective anniversaries of the acquisitions. We believe that these revenue growth rate methodologies provide a framework for assessing the Company’s performance and operations excluding the effects of foreign currency exchange rate fluctuations and acquisitions. Since these revenue growth rate measures are not calculated under GAAP, they may not be comparable to similar measures used by other issuers.

5. Assets under management

We use the term assets under management (“AUM”) as a measure of the scale of our Investment Management operations. AUM is defined as the gross market value of operating assets and the projected gross cost of development assets of the funds, partnerships and accounts to which we provide management and advisory services, including capital that such funds, partnerships and accounts have the right to call from investors pursuant to capital commitments. Our definition of AUM may differ from those used by other issuers and as such may not be directly comparable to similar measures used by other issuers.

6. Adjusted EBITDA from recurring revenue percentage

Adjusted EBITDA from recurring revenue percentage is computed on a trailing twelve-month basis and represents the proportion of adjusted EBITDA (note 1) that is derived from Outsourcing & Advisory and Investment Management service lines. Both these service lines represent medium to long-term duration revenue streams that are either contractual or repeatable in nature. Adjusted EBITDA for this purpose is calculated in the same manner as for our debt agreement covenant calculation purposes, incorporating the expected full year impact of business acquisitions and dispositions.

Colliers International Group Inc.
Condensed Consolidated Statements of Earnings (Loss)
(in thousands of US$, except per share amounts)
	Three months		Six months
	ended June 30		ended June 30
	2023	2022	2023	2022
Revenues	$1,078,038	$1,127,846	$2,043,941	$2,128,758
Cost of revenues	640,650	703,302	1,226,910	1,334,855
Selling, general and administrative expenses	297,382	266,282	578,921	516,994
Depreciation	13,464	11,818	26,113	23,867
Amortization of intangible assets	37,330	32,279	74,173	56,870
Acquisition-related items (1)	11,668	9,365	38,136	24,448
Loss on disposal of operations	2,282	950	2,282	27,040
Operating earnings	75,262	103,850	97,406	144,684
Interest expense, net	24,670	9,571	47,502	15,889
Equity earnings from unconsolidated investments	(532)	(906)	(3,686)	(4,066)
Other income	(354)	(156)	(520)	(124)
Earnings before income tax	51,478	95,341	54,110	132,985
Income tax	16,477	28,610	20,016	44,937
Net earnings	35,001	66,731	34,094	88,048
Non-controlling interest share of earnings	13,816	11,806	24,757	20,322
Non-controlling interest redemption increment	28,036	24,564	36,340	56,005
Net earnings (loss) attributable to Company	$(6,851)	$30,361	$(27,003)	$11,721

Net earnings (loss) per common share

Basic	$(0.15)	$0.70	$(0.61)	$0.27

Diluted (2)	$(0.16)	$0.67	$(0.61)	$0.26

Adjusted EPS (3)	$1.31	$1.84	$2.16	$3.28

Weighted average common shares (thousands)
Basic	45,069	43,336	44,064	43,698
Diluted	45,362	47,804	44,064	44,328

Notes to Condensed Consolidated Statements of Earnings

  Acquisition-related items include contingent acquisition consideration fair value adjustments, contingent acquisition consideration-related compensation expense and transaction costs.
  Diluted EPS is calculated using the “if-converted” method of calculating earnings per share in relation to the Convertible Notes, which were issued on May 19, 2020 and fully converted or redeemed by June 1, 2023. As such, the interest (net of tax) on the Convertible Notes is added to the numerator and the additional shares issuable on conversion of the Convertible Notes are added to the denominator of the earnings per share calculation to determine if an assumed conversion is more dilutive than no assumption of conversion. The “if-converted” method is used if the impact of the assumed conversion is dilutive. The “if-converted” method is dilutive for the three-month periods ended June 30, 2023 and 2022, respectively and anti-dilutive for the six-month periods ended June 30, 2023 and 2022, respectively.
  See definition and reconciliation above.
Colliers International Group Inc.
Condensed Consolidated Balance Sheets
(in thousands of US$)

	June 30,	December 31,	June 30,
	2023	2022	2022

Assets
Cash and cash equivalents	$172,371	$173,661	$171,312
Restricted cash (1)	85,207	25,381	35,142
Accounts receivable and contract assets	669,311	669,803	609,196
Warehouse receivables (2)	77,443	29,623	33,595
Prepaids and other assets	287,490	269,605	264,690
Real estate assets held for sale	41,084	45,353	199,461
Current assets	1,332,906	1,213,426	1,313,396
Other non-current assets	182,305	166,726	140,677
Fixed assets	182,944	164,493	144,346
Operating lease right-of-use assets	365,198	341,623	316,731
Deferred tax assets, net	67,959	63,460	68,429
Goodwill and intangible assets	3,167,063	3,148,449	2,198,567
Total assets	$5,298,375	$5,098,177	$4,182,146

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$1,008,318	$1,128,754	$913,059
Other current liabilities	101,528	100,840	96,272
Long-term debt - current	8,960	1,360	4,808
Warehouse credit facilities (2)	70,009	24,286	27,208
Operating lease liabilities - current	88,659	84,989	78,138
Liabilities related to real estate assets held for sale	-	1,353	109,666
Current liabilities	1,277,474	1,341,582	1,229,151
Long-term debt - non-current	1,659,461	1,437,739	1,035,178
Operating lease liabilities - non-current	348,707	322,496	298,121
Other liabilities	157,379	139,392	129,094
Deferred tax liabilities, net	44,722	57,754	55,093
Convertible notes	-	226,534	225,866
Redeemable non-controlling interests	1,093,696	1,079,306	720,685
Shareholders' equity	716,936	493,374	488,958
Total liabilities and equity	$5,298,375	$5,098,177	$4,182,146

Supplemental balance sheet information
Total debt (3)	$1,668,421	$1,439,099	$1,039,986
Total debt, net of cash and cash equivalents (3)	1,496,050	1,265,438	868,674
Net debt / pro forma adjusted EBITDA ratio (4)	2.4	1.8	1.4

Notes to Condensed Consolidated Balance Sheets

  Restricted cash consists primarily of cash amounts set aside to satisfy legal or contractual requirements arising in the normal course of business.
  Warehouse receivables represent mortgage loans receivable, the majority of which are offset by borrowings under warehouse credit facilities which fund loans that financial institutions have committed to purchase.
  Excluding warehouse credit facilities and convertible notes.
  Net debt for financial leverage ratio excludes restricted cash, warehouse credit facilities and convertible notes, in accordance with debt agreements.
Colliers International Group Inc.
Condensed Consolidated Statements of Cash Flows
(in thousands of US$)
	Three months ended		Six months ended
	June 30		June 30
	2023	2022	2023	2022

Cash provided by (used in)

Operating activities
Net earnings	$35,001	$66,731	$34,094	$88,048
Items not affecting cash:
Depreciation and amortization	50,794	44,097	100,286	80,737
Loss on disposal of operations	2,282	950	2,282	27,040
Gains attributable to mortgage servicing rights	(6,052)	(2,526)	(9,087)	(7,823)
Gains attributable to the fair value of loan
premiums and origination fees	(4,009)	(4,272)	(8,026)	(11,554)
Deferred income tax	(10,915)	(16)	(21,904)	(11,193)
Other	31,212	22,842	66,521	40,629
	98,313	127,806	164,166	205,884

Increase in accounts receivable, prepaid expenses and other assets	(26,970)	(165,922)	(56,725)	(337,927)
Increase (decrease) in accounts payable, accruedexpenses and other liabilities	(2,654)	(19,206)	457	(9,346)
Increase (decrease) in accrued compensation	26,678	60,535	(153,630)	(208,235)
Contingent acquisition consideration paid	(2,719)	(1,257)	(2,991)	(60,810)
Mortgage origination activities, net	6,285	7,527	9,070	16,271
Sales to AR Facility, net	40	22,916	6,058	145,853
Net cash provided by (used in) operating activities	98,973	32,399	(33,595)	(248,310)

Investing activities
Acquisition of businesses, net of cash acquired	(59,698)	(328,120)	(59,698)	(380,598)
Purchases of fixed assets	(22,179)	(13,581)	(41,062)	(23,416)
Purchase of held for sale real estate assets	(2,580)	(117,042)	(40,576)	(117,042)
Proceeds from sale of held for sale real estate assets	-	48,505	44,000	48,505
Cash collections on AR Facility deferred purchase price	28,539	90,101	59,311	256,429
Other investing activities	(8,476)	(10,682)	(29,543)	(31,647)
Net cash used in investing activities	(64,394)	(330,819)	(67,568)	(247,769)

Financing activities
Increase in long-term debt, net	47,248	345,676	219,668	537,406
Purchases of non-controlling interests, net	(3,789)	(7,595)	(16,333)	(33,557)
Dividends paid to common shareholders	-	-	(6,440)	(6,608)
Distributions paid to non-controlling interests	(40,059)	(26,628)	(51,120)	(41,554)
Repurchases of Subordinate Voting Shares	-	(53,681)	-	(126,366)
Other financing activities	(1,350)	(4,329)	13,637	(34,053)
Net cash provided by financing activities	2,050	253,443	159,412	295,268

Effect of exchange rate changes on cash	(1,704)	(14,167)	287	(18,006)

Net change in cash and cash equivalents and restricted cash	34,925	(59,144)	58,536	(218,817)
Cash and cash equivalents and restricted cash, beginning of period	222,653	265,598	199,042	425,271
Cash and cash equivalents and restricted cash, end of period	$257,578	$206,454	$257,578	$206,454

Colliers International Group Inc.
Segmented Results
(in thousands of US dollars)

			Asia	Investment
	Americas	EMEA	Pacific	Management	Corporate	Consolidated

Three months ended June 30

2023
Revenues	$631,332	$173,818	$153,915	$118,860	$113	$1,078,038
Adjusted EBITDA	69,588	6,315	23,032	50,042	(1,897)	147,080
Operating earnings (loss)	46,450	(5,053)	19,554	26,407	(12,096)	75,262

2022
Revenues	$740,711	$169,271	$142,604	$75,148	$112	$1,127,846
Adjusted EBITDA	101,573	14,367	19,543	29,199	(3,369)	161,313
Operating earnings (loss)	81,108	4,209	17,558	19,150	(18,175)	103,850

			Asia	Investment
	Americas	EMEA	Pacific	Management	Corporate	Consolidated

Six months ended June 30

2023
Revenues	$1,212,883	$317,189	$274,008	$239,606	$255	$2,043,941
Adjusted EBITDA	123,451	(4,946)	31,081	104,936	(2,819)	251,703
Operating earnings (loss)	79,321	(30,087)	24,593	41,211	(17,632)	97,406

2022
Revenues	$1,382,409	$322,596	$261,984	$161,525	$244	$2,128,758
Adjusted EBITDA	182,639	19,286	29,762	56,000	(4,913)	282,774
Operating earnings (loss) (1)	142,415	(26,572)	25,783	36,371	(33,313)	144,684

Notes to Segmented Results

  Operating earnings (loss) include loss on disposal of certain operations, primarily in EMEA.

COMPANY CONTACTS:

Jay S. Hennick

Chairman & Chief Executive Officer

Chris McLernon

Chief Executive Officer, Real Estate Services

Christian Mayer

Chief Financial Officer

(416) 960-9500